Exhibit 99.1

NexGen Announces Commencement of Summer Program and Assay Results from Winter 2017 Drilling

VANCOUVER, July 12, 2017 /CNW/ - NexGen Energy Ltd. ("NexGen" or the "Company") (TSX:NXE, NYSE:NXE) is pleased to announce the commencement of a summer drilling and development program as well as to report assay results for 25 holes from the winter 2017 drilling program at our  100% owned, Rook I property, Athabasca Basin, Saskatchewan.

Summer Drill Program

The summer program will consist of a minimum of 25,000 m of diamond drilling utilizing seven drill rigs.  Six rigs are drilling expansion and delineation targets at the Arrow Deposit. The seventh rig is testing the newly identified area 300 m southeast of Arrow (Figure 1).

There are three primary objectives of summer activities:

1.	Inferred mineral resource growth through continued systematic step-out drilling around the current resource domains in the A1 through A4 shears, primarily in the southwest and northeast 'gaps'. These areas, among others, represent key resource growth opportunities.
2.	Indicated mineral resource growth in high impact areas of the High Grade Domains in the A3 Shear through targeted infill drilling.
3.	Development activities that include geotechnical, hydrogeological, metallurgical and environmental work as the project is advanced rapidly towards the pre-feasibility stage.

In addition, further upgrades to the Rook I camp have been completed during the Spring drilling pause.

NexGen continues to advance Arrow towards development while concurrently expanding the resource base. The Company will undertake further advanced geotechnical, hydrogeological, metallurgical and environmental studies at preliminary feasibility levels. The Company's commitment to community engagement also continues to expand through a number of community supported initiatives targeting employment, education, recreation and health. Rook I camp facilities will continue to expand in 2017 to accommodate all current and near-term development activities.

Winter 2017 Assay Results

Drilling in winter 2017 designed to expand Indicated mineral resources in the A2 and A3 shears was successful with widespread mineralization being intersected in both shears.

A2 Infill Holes

•	AR-17-114c2 (115 m northeast and down-dip from AR-15-44b) intersected 33.0 m at 4.58% U3O8 (681.5 to 714.5 m) including 11.0 m at 8.78% U3O8 (697.5 to 708.5 m).
•	AR-17-117c1 (25 m southwest and up-dip from AR-15-44b) intersected 49.0 m at 2.93% U3O8 (519.5 to 568.5 m) including 12.0 m at 10.35% U3O8 (538.0 to 550.0 m).

A3 Infill Holes

•	AR-17-121c1 (45m up-dip from AR-15-57c2) intersected 29.0 m at 2.39% U3O8 (519.0 to 548.0 m) including 4.0 m at 13.46% U3O8 (528.0 to 532.0 m).

A2 High Grade Domain Step-Out Drilling

Step-outs from the A2 High Grade Domain have returned high impact assay results. Holes AR-17-118c2 and AR-17-121c1 both intersected strong mineralization in the A2 shear.

•	AR-17-118c2 (180 m northeast and down-dip from AR-15-44b and 60 m below the A2 High Grade Domain) intersected 62.0 m at 1.27% U3O8 (681.0 to 743.0 m) including 12.0 m at 5.13% U3O8 (728.0 to 740.0 m).

Northeast Gap A2 and A3 Expansion Drilling

Expansion drilling northeast of the Arrow resource domains in the northeast gap has retuned areas of broad mineralization. The northeast gap continues to represent a key resource growth opportunity at Arrow.

A3 Northeast Expansion

•	AR-17-116c1 (115 m northeast and up-dip from AR-15-57c2) intersected 43.0 m at 1.19% U3O8 (469.0 to 512.0 m) including 18.0 m at 2.43% U3O8 (474.5 to 492.5 m).
•	AR-17-119c2 (240 m northeast and down-dip from AR-15-57c2) intersected 12.5 m at 1.61% U3O8 (715.5 to 728.0 m).

Arrow, Activities & Financial

•	Assay results remain pending for 31 holes from Arrow and 8 exploration holes drilled near Arrow.
•	A maiden Preliminary Economic Assessment is imminently scheduled.
•	Upon completion of the previously announced financing with CEF Holdings Limited, the Company will have cash on hand of approximately $200 million (see News Release dated June 30, 2017).

A longitudinal section highlighting target growth areas for summer 2017 is shown in Figure 1.  Longitudinal sections and a map showing drill hole locations are shown in Figures 2 to 4.  Table 1 shows complete assay results for holes included herein.

Garrett Ainsworth, Vice-President, Exploration and Development, commented: "These latest results confirm and exceed our previously reported drill hole radioactivity results, which we expect will be accretive to the ultimate size of the Arrow Deposit.  Much of the winter 2017 program was focused on a first pass of the Northeast and Southwest Gaps, which we plan on following up and expanding with the summer 2017 drill program."

Leigh Curyer, Chief Executive Officer, comment: "On the back of the success of the winter program we now look ahead to our summer activities which include 25,000 m of drilling as well as advanced engineering and environmental studies. Arrow's current resource base makes it the largest uranium deposit in Canada on a net to operator basis and we look forward to the delivery of the maiden preliminary economic assessment imminently.  Combined with the strategic investment by CEF, we are in the strongest position the Company has ever been in and are well positioned to meet our objective of becoming a major global uranium production source."

Table 1: Arrow Deposit Assay Results

Drill Hole				Athabasca Group - Basement Unconformity Depth (m)	SRC Geoanalytical Results
Hole ID	Azimuth	Dip	Total Depth (m)		From (m)	To (m)	Interval (m)	U3O8 (wt%)
AR-17-114c1	327	-70	849.50	130.00	436.00	456.00	20.00	0.22
					472.00	474.50	2.50	0.25
					482.00	489.00	7.00	0.07
					493.00	494.00	1.00	0.05
					502.50	509.50	7.00	1.10
					514.00	517.00	3.00	7.10
					532.50	533.50	1.00	0.03
					606.50	609.50	3.00	0.13
					612.00	617.50	5.50	0.15
					623.50	632.50	9.00	2.24
					635.00	640.00	5.00	0.44
					645.50	679.00	33.50	1.64
					682.50	699.00	16.50	0.15
					701.50	713.00	11.50	0.28
					735.00	739.00	4.00	0.04
AR-17-114c2	327	-70	823.50	130.00	432.50	444.00	11.50	0.02
					447.00	454.00	7.00	0.16
					462.00	463.00	1.00	0.27
					468.00	469.00	1.00	1.48
					477.00	478.00	1.00	0.05
					482.00	484.00	2.00	0.14
					491.00	504.00	13.00	1.07
					507.00	515.00	8.00	0.12
					521.00	522.00	1.00	0.25
					526.00	528.00	2.00	2.26
					531.00	533.00	2.00	0.31
					536.00	562.00	26.00	2.59
				incl.	542.00	547.00	5.00	13.14
					566.00	568.00	2.00	0.06
					572.50	574.00	1.50	0.02
					622.50	623.50	1.00	0.05
					636.00	636.50	0.50	0.02
					641.50	643.50	2.00	0.27
					667.00	670.50	3.50	0.01
					674.50	677.50	3.00	0.02
					681.50	714.50	33.00	4.58
				incl.	697.50	708.50	11.00	8.78
					730.50	733.00	2.50	0.28
AR-17-114c3	327	-70	792.50	130.00	639.00	651.50	12.50	0.31
					673.00	674.00	1.00	0.01
					677.00	681.00	4.00	0.03
					684.00	687.50	3.50	0.03
					694.50	695.50	1.00	0.01
					701.50	714.50	13.00	0.34
					723.00	727.50	4.50	0.87
AR-17-115c1	327	-70	714.50	118.40	451.50	452.00	0.50	0.13
					459.00	461.00	2.00	0.07
					478.50	488.50	10.00	0.14
					509.50	510.00	0.50	0.04
					524.50	525.50	1.00	0.08
					533.50	534.00	0.50	0.15
					536.50	537.50	1.00	0.19
					560.00	560.50	0.50	0.04
					603.00	619.00	16.00	0.39
					642.50	643.50	1.00	0.02
					658.00	663.50	5.50	0.07
					674.00	675.00	1.00	0.07
AR-17-115c2	327	-70	786.50	118.40	458.50	459.00	0.50	0.06
					465.00	465.50	0.50	0.11
					468.50	469.00	0.50	0.08
					495.00	496.00	1.00	0.27
					500.50	501.50	1.00	0.68
					516.50	520.50	4.00	0.04
					533.50	534.50	1.00	0.05
					539.50	542.00	2.50	0.23
					550.50	551.00	0.50	1.11
					572.50	576.00	3.50	0.02
					580.00	582.50	2.50	0.06
					600.50	603.00	2.50	0.05
					608.00	610.00	2.00	0.76
					614.00	628.00	14.00	2.23
				incl.	614.00	617.00	3.00	8.38
					632.00	640.00	8.00	0.06
					644.00	656.50	12.50	0.17
					672.50	676.50	4.00	0.09
					698.00	701.50	3.50	0.07
AR-17-116c1	327	-70	879.50	132.00	425.50	443.00	17.50	0.16
					449.00	449.50	0.50	0.73
					452.50	466.00	13.50	0.23
					469.00	512.00	43.00	1.19
				incl.	474.50	492.50	18.00	2.43
					605.00	608.50	3.50	0.90
					625.00	625.50	0.50	0.11
					636.00	637.50	1.50	0.03
					657.00	661.00	4.00	0.04
					705.50	707.00	1.50	0.04
					796.50	799.00	2.50	0.10
					802.00	806.50	4.50	0.07
AR-17-116c2	327	-70	897.50	132.00	440.00	440.50	0.50	0.09
					443.50	445.50	2.00	0.10
					455.00	459.00	4.00	0.15
					485.00	485.50	0.50	0.03
					488.50	493.50	5.00	0.93
					497.50	500.00	2.50	3.58
					518.00	526.50	8.50	0.53
					532.00	532.50	0.50	0.03
					536.50	540.00	3.50	0.08
					545.50	550.00	4.50	0.03
					565.50	574.00	8.50	0.05
					578.00	582.00	4.00	0.04
					641.00	645.50	4.50	0.03
					663.50	675.00	11.50	0.08
					678.00	688.00	10.00	0.03
					693.50	710.50	17.00	2.35
				incl.	700.00	708.00	8.00	4.92
					720.50	735.50	15.00	0.62
					747.00	747.50	0.50	0.03
					752.00	754.00	2.00	0.07
					860.00	861.50	1.50	0.06
AR-17-117c1	327	-70	621.50	124.20	395.00	400.50	5.50	0.02
					407.50	409.00	1.50	0.06
					418.00	419.00	1.00	0.05
					426.00	454.50	28.50	0.06
					457.50	504.50	47.00	0.04
					519.50	568.50	49.00	2.93
				incl.	538.00	550.00	12.00	10.35
					572.50	573.50	1.00	0.01
					578.50	579.50	1.00	0.01
					588.50	590.50	2.00	0.08
					605.50	612.50	7.00	0.21
AR-17-118c1	327	-70	873.00	129.90	427.00	427.50	0.50	0.01
					462.50	464.00	1.50	0.09
					467.00	475.00	8.00	0.05
					534.00	543.50	9.50	0.42
					571.50	577.00	5.50	0.29
					585.50	586.00	0.50	0.13
					606.50	612.50	6.00	2.17
					616.50	622.50	6.00	0.60
					627.50	650.50	23.00	2.01
				incl.	631.50	642.50	11.00	4.04
					654.50	670.50	16.00	0.14
					675.00	675.50	0.50	0.02
					687.00	688.00	1.00	0.02
					695.00	713.50	18.50	0.07
					716.00	719.50	3.50	0.01
					743.00	747.50	4.50	0.01
					758.50	759.00	0.50	0.04
					814.50	815.00	0.50	0.02
					839.00	840.00	1.00	0.90
AR-17-118c2	327	-70	828.50	129.90	440.00	440.50	0.50	0.02
					511.00	513.00	2.00	0.13
					524.00	525.00	1.00	0.17
					534.00	537.50	3.50	1.73
					551.50	555.50	4.00	0.45
					568.00	571.50	3.50	0.83
					579.50	588.00	8.50	4.51
				incl.	580.00	584.00	4.00	9.10
					591.00	593.50	2.50	3.69
					602.50	604.00	1.50	0.55
					613.50	645.00	31.50	0.97
				incl.	624.00	629.00	5.00	5.45
					649.00	650.00	1.00	0.02
					658.00	661.00	3.00	0.01
					669.00	677.00	8.00	0.02
					681.00	743.00	62.00	1.27
				incl.	728.00	740.00	12.00	5.13
					746.00	749.00	3.00	0.07
					752.00	753.50	1.50	0.02
					756.50	757.50	1.00	0.01
AR-17-119c1	147	-67	825.50	119.50	354.00	358.00	4.00	0.07
					418.00	436.00	18.00	0.21
					456.00	456.50	0.50	0.15
					462.50	471.50	9.00	0.14
					487.50	489.50	2.00	0.17
					504.00	506.50	2.50	7.59
					509.50	510.50	1.00	0.13
					514.00	514.50	0.50	0.13
					529.00	529.50	0.50	0.03
					536.00	536.50	0.50	0.06
					543.50	560.50	17.00	0.53
					569.00	570.50	1.50	0.02
					580.50	581.50	1.00	0.07
					591.00	592.00	1.00	0.06
					596.00	596.50	0.50	0.08
					605.50	608.50	3.00	0.14
					613.00	624.50	11.50	0.03
					679.00	687.50	8.50	0.50
					715.50	716.00	0.50	0.01
AR-17-119c2	147	-67	1065.50	119.50	381.50	396.50	15.00	0.19
					403.50	404.50	1.00	0.06
					411.50	413.00	1.50	0.07
					461.50	469.00	7.50	0.27
					475.00	479.00	4.00	0.03
					488.00	500.00	12.00	0.25
					507.00	507.50	0.50	0.10
					515.50	516.50	1.00	0.07
					520.50	534.00	13.50	0.15
					539.00	541.50	2.50	0.03
					546.50	575.00	28.50	0.64
					602.00	615.00	13.00	0.09
					627.00	630.00	3.00	0.02
					715.50	728.00	12.50	1.61
					891.00	891.50	0.50	0.06
					970.00	970.50	0.50	0.02
					1011.50	1012.00	0.50	0.03
AR-17-120c1	327	-70	846.50	114.80	534.00	536.00	2.00	1.74
					620.00	620.50	0.50	0.02
					625.50	626.00	0.50	0.12
					635.00	639.00	4.00	0.45
					664.50	665.00	0.50	0.01
					715.00	716.00	1.00	0.03
AR-17-120c2	327	-70	864.50	114.80	552.00	552.50	0.50	0.03
					633.00	634.50	1.50	0.29
					691.00	691.50	0.50	0.05
					717.00	719.00	2.00	0.08
AR-17-121c1	327	-70	816.50	134.10	455.00	464.00	9.00	0.15
					481.00	482.00	1.00	1.02
					485.00	505.00	20.00	0.28
					509.00	514.00	5.00	0.37
					519.00	548.00	29.00	2.39
				incl.	528.00	532.00	4.00	13.46
					551.00	583.00	32.00	0.19
					586.00	587.00	1.00	0.32
					593.00	598.00	5.00	0.01
					636.50	665.00	28.50	1.09
				incl.	660.00	663.00	3.00	9.25
					669.00	681.00	12.00	1.27
					684.00	693.50	9.50	0.20
					714.00	735.00	21.00	0.95
					785.00	786.00	1.00	0.14
AR-17-121c2	327	-70	813.50	134.10	473.50	474.00	0.50	0.04
					479.00	479.50	0.50	0.01
					483.50	491.00	7.50	0.79
					497.00	562.00	65.00	1.23
				incl.	532.00	534.00	2.00	11.33
					616.50	631.00	14.50	0.48
					642.50	668.50	26.00	0.44
					684.50	685.00	0.50	0.02
					689.50	691.00	1.50	0.09
					710.50	713.00	2.50	0.19
					734.50	735.50	1.00	0.12
					754.50	759.50	5.00	0.10
AR-17-126c1	327	-70	831.00	131.70	397.50	398.00	0.50	0.14
					404.50	405.00	0.50	0.01
					408.00	411.50	3.50	0.24
					424.00	424.50	0.50	0.07
					429.50	430.50	1.00	1.88
					436.50	448.50	12.00	0.10
					451.50	468.50	17.00	0.66
					474.50	491.50	17.00	0.06
					561.00	562.50	1.50	0.04
					574.00	577.50	3.50	0.07
					584.00	586.00	2.00	0.23
					597.00	613.50	16.50	0.11
					616.50	629.00	12.50	0.06
					749.50	756.50	7.00	0.23
					804.00	806.50	2.50	0.06
AR-17-126c2	327	-70	543.00	131.70	426.50	430.00	3.50	0.84
					433.00	434.00	1.00	0.98
					437.00	445.00	8.00	0.24
					451.00	453.00	2.00	0.14
					460.00	468.00	8.00	0.98
					474.00	476.00	2.00	0.02
					479.00	481.00	2.00	0.57
					486.00	514.00	28.00	0.49
				incl.	488.00	500.00	12.00	1.00
					524.00	527.50	3.50	0.02
AR-17-127c1	147	-67	882.50	117.90	475.50	482.00	6.50	0.50
					486.00	492.00	6.00	0.07
					512.00	515.00	3.00	0.45
					543.00	544.50	1.50	0.79
					553.50	555.50	2.00	0.04
					588.50	596.00	7.50	0.18
					601.00	613.00	12.00	0.04
					619.00	621.00	2.00	0.09
					625.00	629.00	4.00	0.05
					638.00	648.00	10.00	0.13
					670.50	680.00	9.50	0.03
					740.50	741.50	1.00	0.12
					757.50	764.00	6.50	0.07
					767.00	779.00	12.00	0.03
					782.00	785.50	3.50	0.04
					807.50	811.50	4.00	0.03
					856.00	856.50	0.50	0.30
AR-17-127c2	147	-67	954.50	117.90	507.00	508.50	1.50	0.05
					531.50	534.50	3.00	0.04
					568.00	569.00	1.00	0.05
					662.50	666.00	3.50	0.03
					668.50	669.50	1.00	0.05
					677.50	687.50	10.00	1.79
				incl.	682.00	684.00	2.00	8.52
					761.50	765.50	4.00	0.10
					788.50	791.00	2.50	0.16
					842.50	845.00	2.50	0.04
					849.50	850.50	1.00	0.03
					861.00	870.00	9.00	0.10
					872.50	884.50	12.00	0.27
					888.50	891.50	3.00	0.16
AR-17-133c1	147	-67	864.50	110.45	436.50	438.50	2.00	0.04
					492.50	504.50	12.00	0.04
					513.00	537.00	24.00	0.08
					604.50	607.00	2.50	0.05
					611.50	615.00	3.50	0.39
					618.00	619.00	1.00	0.14
					621.50	622.50	1.00	0.01
					631.50	632.50	1.00	0.43
					676.00	679.50	3.50	0.12
					697.00	697.50	0.50	0.11
					708.00	709.00	1.00	0.02
					732.50	737.00	4.50	0.13
					749.50	751.00	1.50	0.06
AR-17-133c2	147	-67	981.50	110.45	479.00	479.50	0.50	0.05
					485.00	488.50	3.50	0.09
					494.50	497.00	2.50	0.07
					532.00	573.50	41.50	0.11
					578.50	584.50	6.00	0.07
					587.50	588.50	1.00	0.04
					592.50	598.50	6.00	0.06
					601.50	632.50	31.00	0.09
					644.50	658.50	14.00	0.04
					661.50	667.50	6.00	0.05
					673.50	690.00	16.50	0.14
					705.00	705.50	0.50	0.01
					715.50	723.50	8.00	0.06
					726.50	729.00	2.50	0.02
					759.50	761.00	1.50	0.09
					771.00	772.50	1.50	0.05
					796.50	799.50	3.00	0.04
					896.00	897.50	1.50	0.03
AR-17-138c1	147	-70	936.00	102.80	532.00	532.50	0.50	0.11
					559.00	559.50	0.50	0.10
					562.00	563.50	1.50	0.11
					581.00	584.00	3.00	0.02
					613.00	613.50	0.50	0.04
					630.50	635.00	4.50	0.05
					638.00	664.50	26.50	0.06
					676.00	712.50	36.50	0.20
					715.00	720.00	5.00	0.03
					725.50	726.00	0.50	0.04
					728.50	730.50	2.00	0.07
					743.50	746.00	2.50	0.39
					749.00	766.00	17.00	0.09
					771.00	775.00	4.00	0.05
					777.50	778.00	0.50	0.08
					863.50	864.00	0.50	0.01
					878.50	888.50	10.00	0.07
					893.50	894.00	0.50	0.20
					897.00	904.00	7.00	0.18
AR-17-138c2	147	-70	879.50	102.80	468.00	469.00	1.00	0.10
					490.50	496.50	6.00	0.21
					503.50	512.00	8.50	0.13
					541.50	564.00	22.50	0.94
					647.00	650.00	3.00	0.04
					659.00	659.50	0.50	0.23
					666.50	674.00	7.50	0.04
					680.00	681.00	1.00	0.22
					695.00	697.50	2.50	0.03
					754.00	755.00	1.00	0.02
AR-17-138c3	147	-70	660.50	102.80	425.50	430.50	5.00	0.05
					438.50	440.50	2.00	0.04
					486.50	496.00	9.50	0.20
					499.00	506.50	7.50	0.06
					519.50	520.50	1.00	0.04
					568.50	571.50	3.00	0.50
					600.50	602.50	2.00	0.46
					617.00	621.50	4.50	0.13

Parameters:

•	Maximum internal dilution 2.00 m downhole
•	Minimum thickness 0.5 m downhole
•	Cutoff grade 0.01% U3O8
•	U3O8 analyzed by ICP-OES at SRC Laboratories, Saskatoon, Saskatchewan
•	All depths and intervals are meters downhole, true thicknesses are yet to be determined. Resource modelling in conjunction with an updated mineral resource estimate is required before true thicknesses can be estimated.

About NexGen

NexGen is a British Columbia corporation with a focus on the acquisition, exploration and development of Canadian uranium projects. NexGen has a highly experienced team of uranium industry professionals with a successful track record in the discovery of uranium deposits and in developing projects through discovery to production.

NexGen owns a portfolio of prospective uranium exploration assets in the Athabasca Basin, Saskatchewan, Canada, including a 100% interest in Rook I, location of the Arrow Discovery in February 2014 and Bow Discovery in March 2015 and the Harpoon discovery in August 2016. The Arrow deposit's updated mineral resource estimate with an effective date of December 20, 2016 was released in March 2017, and comprised 179.5 M lbs U3O8 contained in 1.18 M tonnes grading 6.88% U3O8 in the indicated mineral resource category and an additional 122.1 M lbs U3O8 contained in 4.25 M tonnes grading 1.30% U3O8 in the inferred mineral resource category.

Technical Information

All scientific and technical information in this news release has been prepared by or reviewed and approved by Mr. Garrett Ainsworth, P.Geo., Vice President – Exploration & Development for NexGen. Mr. Ainsworth is a qualified person for the purposes of National Instrument 43-101 – Standards of Disclosure for Mineral Projects ("NI 43-101") of the Canadian Securities Administrators, and has verified the sampling, analytical, and test data underlying the information or opinions contained herein by reviewing original data certificates and monitoring all of the data collection protocols. For details of the Rook I Project including the quality assurance program and quality control measures applied and key assumptions, parameters and methods used to estimate the mineral resource set forth herein please refer to the technical report entitled "Technical Report on the Rook 1 Property, Saskatchewan, Canada" dated effective March 31, 2017 (the "Rook 1 Technical Report") prepared by Mark B. Mathisen and David A. Ross, each of whom is a "qualified person" under NI 43-101. The Rook I Technical Report is available on NexGen's issuer profile on SEDAR at www.sedar.com.  All intersections are downhole, true thicknesses are yet to be determined. Resource modelling in conjunction with an updated mineral resource estimate is required before true thicknesses can be estimated.

Split core samples were taken systematically, and intervals were submitted to SRC Geoanalytical Laboratories (an SCC ISO/IEC 17025: 2005 Accredited Facility) of Saskatoon for analysis. For non-infill holes, samples were analyzed using ICP-MS for trace elements on partial and total digestions (non-radioactive samples), ICP-OES for major and minor elements on partial and total digestions (radioactive samples), and fusion solution of boron by ICP-OES. All mineralized samples were analyzed for U3O8 by ICP-OES and selected samples were analyzed for gold by fire assay.

U.S. investors are advised that while the terms "indicated resources" and "inferred resources" are recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize these terms. U.S. investors are cautioned not to assume that any part or all of the material in these categories will ever be converted into mineral reserves.

Forward-Looking Information

The information contained herein contains "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation. "Forward-looking information" includes, but is not limited to, statements with respect to the activities, events or developments that the Company expects or anticipates will or may occur in the future, including, without limitation, the completion of the proposed preliminary economic assessment.. Generally, but not always, forward-looking information and statements can be identified by the use of words such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "believes" or the negative connotation thereof or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved" or the negative connotation thereof.

Forward-looking information and statements are based on the then current expectations, beliefs, assumptions, estimates and forecasts about NexGen's business and the industry and markets in which it operates. Forward-looking information and statements are made based upon numerous assumptions, including among others, that the proposed transaction will be completed, the results of planned exploration activities are as anticipated, the price of uranium, the cost of planned exploration activities, that financing will be available if and when needed and on reasonable terms, that third party contractors, equipment, supplies and governmental and other approvals required to conduct NexGen's planned exploration activities will be available on reasonable terms and in a timely manner and that general business and economic conditions will not change in a material adverse manner. Although the assumptions made by the Company in providing forward looking information or making forward looking statements are considered reasonable by management at the time, there can be no assurance that such assumptions will prove to be accurate.

Forward-looking information and statements also involve known and unknown risks and uncertainties and other factors, which may cause actual results, performances and achievements of NexGen to differ materially from any projections of results, performances and achievements of NexGen expressed or implied by such forward-looking information or statements, including, among others, negative operating cash flow and dependence on third party financing, uncertainty of the availability of additional financing, the risk that pending assay results will not confirm previously announced preliminary results, imprecision of mineral resource estimates, the appeal of alternate sources of energy and sustained low uranium prices, aboriginal title and consultation issues, exploration risks, reliance upon key management and other personnel, deficiencies in the Company's title to its properties, uninsurable risks, failure to manage conflicts of interest, failure to obtain or maintain required permits and licenses, changes in laws, regulations and policy, competition for resources and financing, specific risks relating to the negotiation and execution of the definitive agreements for the financing, the use of proceeds from the financing, the satisfaction of each party's obligations in accordance with the terms of the definitive agreements for the financing; failure to receive any required regulatory approvals (including stock exchange) or other approvals, and other factors discussed or referred to in the Company's Annual Information Form dated March 31, 2017 under "Risk Factors".

Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in the forward-looking information or implied by forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended.

There can be no assurance that forward-looking information and statements will prove to be accurate, as actual results and future events could differ materially from those anticipated, estimated or intended. Accordingly, readers should not place undue reliance on forward-looking statements or information. The Company undertakes no obligation to update or reissue forward-looking information as a result of new information or events except as required by applicable securities laws.

SOURCE NexGen Energy Ltd.

View original content with multimedia: http://www.newswire.ca/en/releases/archive/July2017/12/c7830.html

%CIK: 0001698535

For further information: Leigh Curyer, Chief Executive Officer, NexGen Energy Ltd., +1 604 428 4112, lcuryer@nxe-energy.ca, www.nexgenenergy.ca; Travis McPherson, Vice President Corporate Development, NexGen Energy Ltd., +1 604 428 4112, tmcpherson@nxe-energy.ca, www.nexgenenergy.ca

CO: NexGen Energy Ltd.

CNW 06:30e 12-JUL-17